Exhibit 99.3

Notice of 2020 Annual and Special Meeting of Shareholders

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders (the "Meeting") of Liminal BioSciences Inc. (the "Company" or "Liminal BioSciences") will be conducted solely via a live webcast meeting on Monday, June 8, 2020 at 2:00 p.m. (Eastern time) at https://web.lumiagm.com/162124167. The Meeting is held for the following purposes:

1

to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019 and the auditor’s report thereon (for details, see subsection "Financial Statements and Auditor's Report" under the "Business of the Meeting" section of the management information circular of the Company dated April 22, 2020 (the "Management Information Circular"));

2	to elect the directors for the ensuing year (for details, see subsection "Election of Directors" under the "Business of the Meeting" section of the Management Information Circular);
3

to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration (for details, see subsection "Appointment of Auditors" under the "Business of the Meeting" section of the Management Information Circular);

4

to consider, and if deemed advisable, pass a special resolution (the "Special Resolution"), the full text of which is reproduced in Schedule "E" to the Management Information Circular, amending the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada (for details, see subsection "Amendment to Articles of Incorporation and Amendment to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular);

5

to consider, and if deemed advisable, pass an ordinary resolution (the "By-Law Resolution"), the full text of which is reproduced in Schedule "F" to the Management Information Circular, ratifying, confirming and approving certain amendments to By-Law No. 1 of the Company enacted by the board of directors of the Company (i) on March 16, 2020 in order to harmonize the text of By-Law No. 1 with the Special Resolution which provides for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means  (for details, see subsection "Amendment to Articles of Incorporation and Amendments to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular);

6

to consider, and if deemed advisable, pass an ordinary resolution of the disinterested shareholders (the "Re-Pricing Resolution"), the full text of which is reproduced in Schedule "G" to the Management Information Circular, ratifying the re-pricing of certain stock options (for details, see subsection "Amendment of Stock Options" under the "Business of the Meeting" section of the Management Information Circular); and

7	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

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1.1	Notice-and-Access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Company has decided to use the "notice-and-access" mechanism for delivery to the shareholders of this notice of annual and special meeting of shareholders, the Management Information Circular and other proxy-related materials (the "Meeting Materials") as well as the annual audited consolidated financial statements of the Company for the financial year ending December 31, 2019, together with the independent auditor's report thereon and related management's discussion and analysis (together, the "Financial Statements"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Company's Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.2	How to access the Meeting Materials and the Financial Statements

Our Website www.liminalbiosciences.com under "Investors & Media"/ "Investor Briefcase"	On SEDAR Sedar.com	On EDGAR Sec.gov/edgar/
1.3	How to request a paper copy of the Meeting Materials and of the Financial Statements
1.3.1	Before the Meeting

If your name appears on a share certificate, you are considered as a "registered shareholder". You may request paper copies of the Meeting Materials and the Financial Statements at no cost to you by calling Computershare Investor Services Inc. ("Computershare") toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your shares are listed in an account statement provided to you by an intermediary, you are considered as a "non-registered shareholder". You may request paper copies of the Meeting Materials and the Financial Statements from Broadridge at no cost to you up to one year from the date the Management Information Circular or the date of the Financial Statements was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for June 4, 2020 at 5:00 p.m. (Eastern Time) in order to receive the Meeting Materials and the Financial Statements in advance of such date and the Meeting date. To ensure receipt

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of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on May 26, 2020.

1.3.2	After the Meeting

By telephone at 1-888-959-4007 or online at www.liminalbiosciences.com/contact. A copy of the Meeting Materials and the Financial Statements will be sent to you within ten (10) calendar days of receiving your request.

1.4	Participating at the Meeting

The health and safety of our communities, shareholders and employees is our priority. In light of ongoing developments regarding the coronavirus (COVID-19) pandemic, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/162124167 (meeting ID: 162-124-167). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

1.5	Record Date

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is April 29, 2020.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the mail, the telephone or over the Internet is 2:00 p.m. (Eastern Time) on June 4, 2020.

1.6	Questions
1.6.1	Registered shareholder

If you are a registered shareholder and have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

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1.6.2	Non-registered shareholder

If you are a non-registered shareholder and have any questions regarding this notice or the Meeting, please call your intermediary. If you have any questions regarding the notice-and-access mechanism, please contact Broadridge Investor Communication Solutions at 1-855-887-2244, or by email at noticeandaccess@broadridge.com.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra

General Counsel

Laval, Québec, this 22nd day of April, 2020

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